Exhibit (a)(1)(xvii)

TO: Eligible Employees-Israel

FROM: efioptionexchange@efi.com

Date: September 10, 2009

Re: Stock Option Exchange Program

Team,

It has come to our attention that there may have been communications regarding our Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments that were not authorized by the Company. As we expressly note in the formal Offer to Exchange document, we have not authorized anyone to make any recommendation on our behalf as to whether you should exchange or refrain from exchanging any of your eligible options pursuant to the offer, we have not authorized anyone to give you any information or to make any representation in the offer (other than the information and representations included in the Offer to Exchange and the documents that are referenced in the Offer to Exchange), and you should rely ONLY on the information contained in the Offer to Exchange and the documents that are referenced in the Offer to Exchange. If anyone makes any recommendation or representation to you or gives you any other information, you should NOT rely upon that recommendation, representation or information as having been authorized by us.

The Company has not and will not make any recommendations on the merits of the exchange and any individuals expressing such opinions are personal in nature. On the Company’s Stock Option Exchange Website we have provided you with an Exchange Simulator to help you make an informed decision. However the hypothetical value simulation does not take into account taxes, commissions and fees payable upon exercise of options, vesting of RSUs, sale of underlying shares or receipt of cash, as applicable. The simulator also assumes that each of your eligible stock option grants and the offered RSUs are fully vested. You need to make your own decision as to whether to accept the offer based on your own set of individual facts and circumstances and personal preferences. If you are eligible and decide to exchange an individual grant in the offer, you must exchange that entire grant. However, if you have multiple eligible grants you may elect to exchange certain grants and retain others.

If you are eligible and elect to participate in the exchange, the first date at which any newly issued RSUs granted in exchange for your cancelled options may vest is March 28, 2010 (assuming we do not extend the offer). Please refer to Question 11 on Page 7 of the Summary Term Sheet and Questions and Answers included in the Offer to Exchange for additional information on the vesting schedule of any newly issued RSUs.

Note that, in Israel, the taxation of RSUs is not directly legislated and any RSUs issued in connection with the offer may be deemed taxable at vesting or sale. We have submitted a ruling request to both confirm that the exchange of options for RSUs will not trigger income and social tax and clarify the timing of the taxation of any newly issued RSUs. If a favorable ruling is not obtained, the exchange of eligible vested options will be subject to income and social tax at the time of the exchange based on the fair market value of the underlying shares of the newly issued RSUs. However, we may not receive this ruling prior to the completion of the offer. Please refer to Schedule L (Guide to Tax Issues in Israel) to the Offer to Exchange, and the Supplement to the Offer to Exchange being distributed to you in connection with this note, for additional information (the “Supplement”).

This letter does not contain all of the details of the offer. Accordingly, this letter is qualified in its entirety by, and should be read in connection with, the Offer to Exchange and the Supplement. For more information on any of the topics discussed in this letter, please refer to those documents.

If you have any questions please send your questions to efioptionexchange@efi.com.